Obtaining Control of Credit Suisse Institutional MM Government
Portfolio Class A

As of December 31, 2007, CSWP Money Fund Settlement("Shareholder") owned less than 25% of the outstanding shares of the Fund. As of une 30, 2008, Shareholder owned 318,449,344.760 shares of the Fund, which represented 87.52% of the outstanding shares of the Fund. Accordingly, Shareholder may be presumed to be a controlling person of the Fund.